January 28, 2008

Ms. Jill S. Davis

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549-7010

Re:          Southern Copper Corporation
Response Letter Dated November 16, 2007

File No. 001-14066

Dear Ms. Davis:

On behalf of our client, Southern Copper Corporation (“Southern Copper”), we submit this response to your letter dated January 15, 2008 related to our Response Letter dated November 16, 2007 to your comments about Southern Copper’s Form 10-K for the year ended December 31, 2006 (“Form 10-K”) and Form 10-Q for the quarter ended June 30, 2007 (“Form 10-Q”).  To assist in the Staff’s review of the responses, we precede each response with the text (in bold type) of the comment as stated in your letter.  Southern Copper believes that it has replied to your comments in full.  As requested, this letter is being filed on EDGAR as correspondence and a copy is being faxed to your attention.

Capitalized terms used in the responses set forth below and not otherwise defined herein have the meanings set forth in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2 — Summary of Significant Accounting Policies, page A105

Property, page A107

1.              We have considered your response to prior comment number one.   Based on the proposed disclosures you intend to include in future filings, please address the following:

•                  You propose to indicate that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure meets the criteria identified in our previous comment.  However, based on review of your proposed disclosure, it does not appear that you fully identify the criteria referenced in our prior comment.  Please expand your proposed disclosure accordingly or otherwise advise why you believe your proposed revision is responsive to our comment.

Drilling and other costs are classified as exploration costs and expensed as incurred until the point that we determine that these costs embody a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows.  Once this determination has been made, drilling and other costs are classified as development costs and are capitalized and amortized using the units of production method over the estimated life of the ore body.  This determination is generally made based on the results of a feasibility study that shows proven and probable reserves. We have expanded our disclosure to more fully explain the practices followed by the Company in determining when an exploration cost is expensed and when it meets our criteria for capitalization.  At the end of our response, we have included the revised disclosure for the staff’s consideration.

•                  Based on review of your proposed disclosure, we do not believe you have clearly indicated that your use of the terms “mine development costs” and “costs incurred prospectively to develop the property” may include drilling and other related costs that are incurred during the production stage of your mining operations.  Please review your proposed disclosure accordingly or otherwise advise why you believe your proposed revision is responsive to our comment.

As requested by the staff we have revised our proposed disclosure to be more responsive to the staff’s request.  Please see revised disclosure at end of this letter.

•                  Please confirm, if true, that your statement in response to prior comment number one that “For the years ended December 31, 2007, 2006 and 2005 the Company did not capitalize any drilling and related costs” takes into consideration any drilling and other related costs incurred at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves or otherwise advise.

We confirm that the Company did not capitalize any drilling or related costs incurred at a producing mine or at an exploration property.  In making this statement, the Company has considered any drilling and other related costs incurred at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves.

It must be clarified that prior to 2006, the Company did follow the practice of capitalizing a portion of its mine stripping costs.  Therefore, a portion of the Company’s mine cost, which included drilling expense, was capitalized.  On January 1, 2006 the Company adopted the consensus of the EITF issue 04-06, “Accounting for Stripping Costs Incurred during Production in the Mining Industry”, and wrote-off the net cumulative capitalized stripping cost carried on the balance sheet.  Since the adoption of EITF issue 04-06, no further mine stripping costs have been capitalized.

•                  Please disclose that diversity in practice exists within participants in the mining industry and that some mining companies expense drilling and related costs to convert mineral resources to reserves at their development or production stage properties.

The staff’s recommendation has been incorporated in the Company’s revised disclosure, which follows:

Amended Accounting Policy Disclosure:

There is a diversity of practices in the mining industry in the treatment of drilling and other related costs to delineate new ore reserves.  The Company follows the practices delineated in the next two paragraphs in its treatment of drilling and related costs.

Drilling and other associated costs incurred in the Company’s efforts to delineate new resources, whether near-mine or Greenfield are expensed as incurred.  These costs are classified as mineral exploration costs.  Once the Company determines through feasibility studies that proven and probable reserves exist and that the drilling and other associated costs embody a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflow, then the costs are classified as mine development costs.   These mine development costs incurred prospectively to develop the property are capitalized as incurred, until the commencement of production, and are amortized using the units of production method over estimated life of the ore body.  During the production stage, drilling and other related costs incurred to maintain production are included in production cost in the period in which they are incurred.

Drilling and other related costs incurred in the Company’s efforts to delineate a major expansion of reserves at an existing production property are expensed as incurred.  Once the Company determines through feasibility studies that proven and probable incremental reserves exist and that the drilling and other associated costs embody a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflow, then the costs are classified as mine development costs. These incremental mine development costs are capitalized as incurred, until the commencement of production and amortized using the units of production over the estimated life of the ore body.  A major expansion of reserves is one that increases total reserves at a property by approximately 10%.

For the years ended December 31, 2007, 2006 and 2005 the Company did not capitalize any drilling and related costs.  The net balance of capitalized mine development costs at December 31, 2007 and 2006 were $48.7 million and $54.4 million, respectively.

As requested in your letter, Southern Copper acknowledges the following:

•                  Southern Copper is responsible for the adequacy and accuracy of the disclosure on the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Southern Copper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 530-5224.

Very truly yours,

/s/ Michael L. Fitzgerald
Michael L. Fitzgerald